UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
Commission file number 0-28178
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CARBO Ceramics Inc. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CARBO Ceramics Inc.
6565 MacArthur Boulevard.
Suite 1050
Irving, TX 75039

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Compensation Committee
CARBO Ceramics Inc.
We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
                                                /s/ Ernst & Young LLP
New Orleans, Louisiana
June 27, 2007

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$6,051,303	$—

Investments:
Mutual funds	15,865,978	—
Pooled separate accounts	—	12,914,295
CARBO Ceramics Inc. common stock	419,750	489,265
Participant loans	783,122	685,084
Guaranteed income fund	2,927,747	2,421,826

	19,996,597	16,510,470

Receivables:
Participant contributions	—	65,758
Employer match	15,179	30,765
Profit-sharing contribution	800,000	681,979

	815,179	778,502

Total assets	26,863,079	17,288,972

Liabilities
Excess contributions payable	1,880	—

Net assets available for benefits	$26,861,199	$17,288,972

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Investment Income
Net appreciation in fair value of investments	$1,514,461
Interest and dividends	289,131
Other	116

Total investment income	1,803,708

Contributions
Participants	1,407,782
Employer match	397,065
Profit-sharing contribution	800,000
Rollovers	471,346

Total contributions	3,076,193

Deductions
Distribution to participants	1,429,990
Administrative fees	4,945

Total deductions	1,434,935

Transfer of assets due to plan merger	6,127,261

Net increase	9,572,227
Net assets available for benefits:
Beginning of year	17,288,972

End of year	$26,861,199

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
General
The Plan is a contributory defined contribution plan covering substantially all employees of the Company. The Plan is administered by a compensation committee to which members are appointed by the Board of Directors. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The entry dates of the Plan are the first day of each quarter of the year.
Contributions
Effective January 1, 2006, participants may contribute from 2% to 50% of their annual compensation, subject to certain limitations under the Internal Revenue Code. In addition, participants age 50 and over have the option to contribute up to an additional $5,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 5% of their compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive the discretionary profit-sharing contribution upon the completion of one year of service and must be employed on December 31. Allocations of discretionary profit-sharing contributions are integrated with social security. During 2006 and 2005, the Company made discretionary profit-sharing contributions totaling $800,000 and $681,979, respectively.
Vesting
Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 20% vested in employer contributions, and vesting increases 20% for each year of service thereafter. A participant is 100% vested after five years of service. On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance excluding profit sharing contributions, whichever is less, following the guidelines in the plan agreement. Loan terms range from one to five years or within a reasonable time for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.
Distributions to Participants
Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment or if eligible, in the form of an IRA rollover. Participants are also allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.
Forfeitures
Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and plan expenses. There were no significant forfeited balances included in the net assets available for benefits as of December 31, 2006 and 2005.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results may differ from those estimates.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment Valuation
Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds were invested in pooled separate accounts, CARBO Ceramics Inc. common stock, and a guaranteed income fund. The pooled separate accounts were valued based on the market values of the underlying investments in the separate accounts. During 2006, the Plan’s funds were transferred from the pooled separate accounts to various mutual funds. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the plan year. Common stock is valued at the quoted market price on the last business day of the year. Investments in fully benefit responsive contracts with insurance companies are valued at contract value which approximates fair value. The investment in the fully benefit responsive contract has no maturity date. Although not invoked in 2006 or 2005, and as explained further in Note 4, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value represents contributions plus transfers made under the contract, plus income earned, less funds used to pay benefits. Participant loans are valued at cost, which approximates fair value.
Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various mutual funds, the Company’s common stock, and a fixed income fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
Administrative Expenses
The Company bears certain administrative costs of the Plan.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. Management has adopted the FSP for the plan year ending December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the fully benefit responsive investment contract held by the Plan, fair value approximates contract value; therefore, the adoption of the FSP had no effect on the Statement of Net Assets Available for Benefits as of December 31, 2006 or 2005.
3. Investments
In March 2004, the Plan was amended to allow participants to invest a portion of their retirement savings in common stock of the Company. Effective April 2004, participants were allowed to invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company stock can be performed during four specified one-week periods each year and cannot result in more than 20% of their total account balance invested in Company stock. The Company’s match and profit-sharing contributions continue to be 100% participant directed.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following table includes individual investments that represent 5% or more of the Plan’s assets at either December 31, 2006 or 2005.

	December 31
	2006	2005

Prudential:
Guaranteed Income Fund	$2,927,747	$2,421,826

Prudential pooled separate accounts:
Dryden S&P 500 Index	—	1,549,086
American Century Ultra Investor	—	1,334,898
Oppenheimer Global — CL A	—	1,475,663
Mid Cap Growth/Artisan Partners	—	1,726,097
Prudential Lifetime 40	—	1,215,771
Mid Cap Value/Wellington Management	—	1,061,789

Mutual funds:
Oakmark Equity & Income Fund II	2,499,662	—
John Hancock Classic Value A	1,768,958	—
Growth Fund of America R3	1,534,090	—
Goldman Sachs Mid Cap Value A	1,466,523	—
Dryden Stock Index Fund Z	1,705,620	—
American Funds Europacific Growth R3	2,594,250	—
Algier Mid Cap Growth Inst I	1,292,697	—
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$1,411,727
Pooled separate accounts	291,195
Common stock	(188,461)

Total	$1,514,461

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
4. Contracts with Insurance Companies
The Plan has entered into a group annuity contract with Prudential. The contract includes a Guaranteed Income Fund, which is invested in Prudential’s general portfolio. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The Company considers this contract to be fully benefit responsive as described in the FSP.
The average yield earned by the Plan was 3.55% and 3.15% for the years ended December 31, 2006 and 2005, respectively. The average yield earned by the Plan adjusted to reflect the actual interest rate credited to participants was 3.55% and 3.15% for the years ended December 31, 2006 and 2005, respectively. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
Events that may limit the ability of the plan to transact at contract value with the issuer are as follows: premature termination of the contract by the plan, plant closures, company layoffs, plan termination, bankruptcy, and company mergers. The Company has made no such plans for the near future.
The contract includes a Pool Transfer Limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Internal Revenue Code (the Code) section 401(a)(9) payable from the Guaranteed Income Fund will be paid and not deferred. The deferral provision was not invoked in 2005 or 2006.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
4. Contracts with Insurance Companies (continued)
There are no events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.
5. Allocated Amounts
At December 31, 2006, there were no amounts allocable to participants who had elected to withdraw from the Plan.
6. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$26,861,199	$17,288,972
Less amounts allocated to withdrawing participants	—	(2,919)

Net assets available for benefits per the Form 5500	$26,861,199	$17,286,053

The following is a reconciliation of net increase per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase per the financial statements	$9,572,227
Add amounts allocated to withdrawing participants at beginning of year	2,919

Net increase per the Form 5500	$9,575,146

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 6, 2002, in which the IRS stated that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt. In accordance with Revenue Procedure 2006-6, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.
8. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
9. Plan Merger
Effective December 31, 2006, the Pinnacle Technologies, Inc. 401(k) Profit Sharing Plan (Pinnacle Plan) merged into the Plan. On January 2, 2007, assets totaling approximately $6,127,261 were transferred into the Plan. Early retirement at age 55 and the 5-year graded vesting schedule for all employer sources in the Pinnacle Plan was protected for the Pinnacle participants in connection with this merger.
10. Subsequent Events
Effective January 1, 2007, the Plan entry date changed to the first day of each month.
Effective January 1, 2007, participants may contribute from 2% to 75% of their annual compensation, subject to certain limitations under the Code.
Effective January 1, 2007, the Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of their compensation.
Effective January 1, 2007, discretionary profit sharing contributions will be allocated pro rata based on compensation to eligible participants.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
10. Subsequent Events (continued)
Effective January 1, 2007, after one year of service, the participant becomes 50% vested in employer contributions, and vesting increases 50% for in the following year. A participant is 100% vested after two years of service.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 72-1100013 PN: 001
December 31, 2006

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,		Current
Identity of Issue, Borrower, or Similar Party	Par, or Maturity Value		Value

*PRUDENTIAL:
Guaranteed Income Fund	79,950	units	$2,927,747

Oppenheimer Small & Mid Cap Value A	14,361	units	530,627
Oppenheimer International Small Co. A	7,400	units	198,902
Oppenheimer Developing Markets A	3,103	units	127,883
Loomis Sayles Bond Fd Adm	77	units	1,092
John Hancock Classic Value A	63,931	units	1,768,958
Jennison Small Co Fund A	20,286	units	406,328
Growth Fund of America R3	47,275	units	1,534,090
Goldman Sachs Mid Cap Value A	37,963	units	1,466,523
Fidelity Adviser Leveraging Co Stock T	13,285	units	430,834
Dryden Stock Index Fund Z	54,181	units	1,705,620
Dryden Small Cap Value A	17,807	units	324,806
Davis NY Venture Fund A	1,489	units	57,343
Calvert Income Fund A	46,402	units	778,159
American Funds Europacific Growth R3	56,520	units	2,594,250
Algier Mid Cap Growth Inst I	76,355	units	1,292,697
AIM Real Estate A	4,407	units	148,204
Oakmark Equity & Income Fund II	96,924	units	2,499,662

*CARBO Ceramics Inc. common stock	11,232	units	419,750

*Participant loans	Maturities to 2015, at interest rates ranging from 5.75% to 10.50%.		783,122

			$19,996,597

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan Plan Administrator
DATE: June 28, 2007	By:	/s/ Paul G. Vitek
Paul G. Vitek
Sr. Vice President, Finance and Chief Financial Officer of CARBO Ceramics Inc.

Index to Exhibit

Exhibit number	Description

23	Consent of Independent Registered Public Accounting Firm